Writer's Direct Dial: (212) 225-2575

E-Mail: gbinder@cgsh.com

September 2, 2005

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Petróleos Mexicanos

Form 20-F for Fiscal Year Ended December 31, 2004

Filed June 30, 2005, File No. 0-00099

Dear Mr. Schwall:

By letter dated August 19, 2005, the staff of the Securities and Exchange Commission (the “Staff”) provided certain additional comments on Petróleos Mexicanos’ annual report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”), which was filed with the Commission on June 30, 2005. In response to your comments and on behalf of Petróleos Mexicanos, we have prepared the responses below, along with supplementary information contained in the Annexes to this letter.

For convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments.

H. Roger Schwall, Esq., p. 2

FORM 20-F

Note 20 - Subsidiary guarantor information, page F-69

1.	We note your supplemental condensed consolidating financial information. Please explain in detail how your ownership of the subsidiary guarantors, which you indicate that you control, meet the requirements of Rule 3-10(f) of Regulation S-X. Please provide us with a detailed description of your organizational and ownership structure. This comment applies to all presentations of condensed consolidating information in your financial statement notes.

PEMEX acknowledges the Staff’s comment, and notes that the subsidiary guarantors—Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals—are decentralized public entities of Mexico, which were created by the Mexican Congress on July 17, 1992, out of operations that had previously been directly managed by Petróleos Mexicanos. Each of the subsidiary guarantors is a legal entity empowered to own property and carry on business in its own name. The Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios (the Organic Law of Petróleos Mexicanos and Subsidiary Entities, which we refer to as the Organic Law) allocates the operating functions of Petróleos Mexicanos among the subsidiary guarantors. An organizational chart illustrating the structure of Petróleos Mexicanos, its subsidiary entities and its consolidated subsidiary companies (collectively, “PEMEX”) is attached hereto as Annex A.

The subsidiary guarantors were created as “decentralized public entities,” not as Mexican corporations. As such, they do not have the power to issue shares of equity securities evidencing ownership interests and are not required, unlike Mexican corporations, to have multiple shareholders. However, Article 3 of the Organic Law specifies that the subsidiary guarantors are to be considered as subsidiaries with respect to Petróleos Mexicanos.1 In addition, the transitional provisions of the Organic Law make it clear that the equity of each of the subsidiary guarantors originally consisted of the assets and liabilities transferred to them by Petróleos Mexicanos. Moreover, Article 5 of the Organic Law expressly provides that the financial and accounting consolidation of the subsidiary guarantors will be made annually by Petróleos Mexicanos. Furthermore, the Organic Law entrusts Petróleos Mexicanos with the strategic decision-making power for each of the subsidiary guarantors, and other functions typically retained by a parent company with respect to its subsidiaries. This power of Petróleos Mexicanos includes the ability to plan and prepare the budget for the entire petroleum industry of Mexico, to seek economic and financial balance among the subsidiary guarantors and to evaluate their performance. Further, PEMEX confirms that no other person or entity, including without limitation, any other entities or agencies of the Mexican Government, has an ownership interest in the subsidiary guarantors, and Petróleos Mexicanos has the right to all income and the obligation to discharge any liabilities accrued by the subsidiary guarantors. There are no restrictions on the ability of the subsidiary guarantors to transfer funds to Petróleos

[1]	The text in the original Spanish reads “Dichos organismos tendrán el carácter de subsidiarios con respecto a Petróleos Mexicanos, en los términos de esta Ley.”

H. Roger Schwall, Esq., p. 3

Mexicanos in the form of cash dividends, loans or advances. Accordingly, PEMEX believes that the subsidiary guarantors should be considered to be “wholly owned subsidiaries” of Petróleos Mexicanos. We note that the guaranties provided by the subsidiary guarantors are full and unconditional and are provided on a joint and several basis, as required by Rule 3-10(f)(2) and (3) of Regulation S-X. Therefore, PEMEX believes that the subsidiary guarantors meet the criteria outlined under Rule 3-10(f) of Regulation S-X for the presentation of condensed consolidated financial information.

An English translation of the Organic Law, as amended effective January 16, 2002, was previously filed as Exhibit 1.6 to Amendment No. 1 to Petróleos Mexicanos’ annual report on Form 20-F/A (file No. 0-99) on November 15, 2002.

2.	We note you have provided a qualitative disclosure of U.S. GAAP differences pertaining to your subsidiary guarantors. Please modify your disclosures to include a quantitative reconciliation to U.S. GAAP. This comment applies to all presentations of condensed consolidating information in your financial statement notes.

PEMEX is still engaged in a review of the information required to provide a comprehensive response to this comment. PEMEX anticipates that this review will take several weeks to complete. Therefore, as discussed with Jill Davis of the Staff on August 31, 2005, PEMEX is requesting an extension of twenty business days in order to provide a complete response to this comment.

3.	Please provide expanded disclosure to provide investors with information describing why the condensed consolidating information is being included in your document, including a description of the transaction. Additionally, please include within the condensed consolidated financial statements a separate column for the issuer or explain in detail why such information is not required, based on the reasons why you are required to disclose the condensed consolidating information.

The debt securities of PEMEX registered with the Securities and Exchange Commission were issued either by Petróleos Mexicanos or by the Pemex Project Funding Master Trust, a Delaware statutory trust (which we refer to as the Master Trust). They were originally issued in offerings exempt from registration under the Securities Act of 1933, and then registered with the Commission pursuant to registered exchange offers.

The condensed consolidating information was included in Note 20 to the Form 20-F to provide information to investors in various debt securities issued by Petróleos Mexicanos and registered with the Commission. These debt securities benefit from a joint and several guaranty of the subsidiary guarantors, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. PEMEX does not believe that separate financial statements of the subsidiary guarantors would be material to investors because of the joint and several nature of the subsidiary guarantees. In Note 20 to the financial statements, the heading “Corporate” represents Petróleos Mexicanos. PEMEX will change the heading of this column to “Petróleos Mexicanos” in its future filings on Form 20-F.

H. Roger Schwall, Esq., p. 4

We have listed the debt securities originally issued by Petróleos Mexicanos below:

•	8.85% Global Guaranteed Notes due 2007;

•	9.50% Global Guaranteed Bonds due 2027;

•	9 1/4% Global Guaranteed Bonds due 2018;

•	9 3/8% Notes due December 2, 2008, Puttable at Par on December 2, 2001; and

•	9.50% Puttable or Mandatorily Exchangeable Securities (POMESSM) due 2027.

A separate set of condensed consolidating information was included in Note 21 to the Form 20-F to provide information to investors in various debt securities issued by the Master Trust, a finance vehicle of Petróleos Mexicanos, and registered with the Commission. These debt securities benefit from a guaranty of Petróleos Mexicanos and a joint and several guaranty of Petróleos Mexicanos’ payment obligations by the subsidiary guarantors, Pemex-Exploration and Production, Pemex-Refining and Pemex-Gas and Basic Petrochemicals. PEMEX does not believe that separate financial statements of the Master Trust would be material to investors because (1) Petróleos Mexicanos, an SEC reporting company, is the sole beneficiary of the Master Trust, (2) the Master Trust has no independent operations, and (3) Petróleos Mexicanos has fully and unconditionally guaranteed the Master Trust’s obligations under the securities. In each prospectus for securities issued by the Master Trust, PEMEX informs investors of the foregoing. Further, in Note 21, a separate column is included for the Master Trust. We propose to modify the disclosure in Petróleos Mexicanos’ future filings on Form 20-F to include the foregoing information.

We have listed the debt securities originally issued by the Master Trust below:

•	8.50% Notes due 2008;

•	9.125% Notes due 2010;

•	8.00% Notes due 2011;

•	7.875% Notes due 2009;

•	8.625% Bonds due 2022;

•	7.375% Notes due 2014; and

•	6.125% Notes due 2008.

Similarly, with respect to the subsidiary guarantors, as noted on page F-69 of the consolidated financial statements, PEMEX does not present separate financial statements for the subsidiary guarantors because it has determined that such information is not

H. Roger Schwall, Esq., p. 5

material to investors. Note 20 to the consolidated financial statements presents information with respect to the subsidiary guarantors as a group in a separate column. PEMEX does not believe that information regarding the subsidiary guarantors on an individual basis is material to investors because the guarantees of the subsidiary guarantors are full and unconditional and joint and several.

To provide further clarity to investors, PEMEX will provide the description above in future filings of Petróleos Mexicanos on Form 20-F and will also provide a matrix of its registered debt securities, illustrating clearly the issuer and the guarantors for each series.

Related Party Transactions, Page 149

4.	Please provide us with a detailed description of your employee benefit program that provides salary advances to all eligible executive officers. In addition, provide to us a detailed schedule identifying the individual executive officers that are participating in this program including the highest level of indebtedness owed at any point in time by these individuals during the periods reported and as of the end of each reporting period.

Confidential Treatment Requested by Petróleos Mexicanos: A-1

5.	Please tell us whether or not there were any instances where the terms offered to your officers differed from the terms of the established plan. Also tell us if any additional loan arrangements to executive officers were in existence during any periods presented in your financial statements.

PEMEX notes that when an executive officer transfers his employment from one entity in PEMEX to another there have been instances in which an executive officer has been able to draw a salary advance prior to completing the repayment of an outstanding salary advance. These instances have resulted from problems in administrative procedures that PEMEX is working to correct and were not the result of any established plan or special arrangement at PEMEX for executive officers. During the year ended December 31, 2004, there were eight such instances in which executive officers, as a result of a transfer from one entity in PEMEX to another, had salary advances exceeding four months of salary. These are detailed in Annex C (for which confidential treatment has been requested by Petróleos Mexicanos). As of the date of this letter, each of these officers, with the exception of one, has repaid the salary advances in full through salary deductions.

Other than the instances described above, PEMEX confirms that there were no instances during the three years ended December 31, 2004, where the terms offered to its executive officers differed from the terms of the employment regulations. Further, PEMEX confirms that no additional loan arrangements to executive officers were in existence during these periods.

H. Roger Schwall, Esq., p. 6

If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact me at (212) 225-2575 or Wanda J. Olson at (212) 225-2730.

Very truly yours,

/s/ Grant M. Binder
Grant M. Binder

cc: Mr. James Murphy

Ms. Jill Davis

Mr. Kevin Stertzel

 Securities and Exchange Commission

Mr. Juan José Suárez Coppel

Mr. Víctor Cámara

Mr. Ricardo Fernández

Ms. Celina Torres

Mr. Enrique Díaz

Mr. Ernesto Balcázar

 Petróleos Mexicanos

Mr. Vinicio Suro

 Pemex-Exploration and Production

Ms. Wanda J. Olson

Ms. Yasmin Mehrain

Ms. Mary Connell Grubb

 Cleary Gottlieb Steen & Hamilton LLP

Annex A

A-1

Annex B

Confidential Treatment Requested by Petróleos Mexicanos: A-1

B-1

Annex C

Confidential Treatment Requested by Petróleos Mexicanos: A-2

C-1